

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

Via U.S. Mail & Facsimile

H. Philip Cash
President and Director
Advanced Mineral Technologies, Inc.
Route 1 Box 1092
Fairfield, ID 83327

> **Re:** **Advanced Mineral Technologies, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 4, 2010**
> **File No. 0-16602**

Dear Mr. Cash:

    We have completed our review of your Item 4.01 Form 8-K and related filings
and have no further comments at this time.

                              Sincerely,

                              Karl Hiller
                              Branch Chief